UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BROOKLYN CHEESECAKE & DESSERTS COMPANY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

114003304

(CUSIP Number)

Anthony J. Merante
2070 Central Park Avenue, 2nd Fl.
Yonkers, NY 10710
(914) 361-1420

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 114003304	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Anthony J. Merante
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,103
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,103 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.74%
14	TYPE OF REPORTING PERSON (See Instructions) IN

 SCHEDULE 13D

CUSIP No. 114003304	Page 3 of 5 Pages

Item 1. Security and Issuer.
     This statement relates to shares of Common Stock par value $.025 per share of Brooklyn Cheesecake & Desserts Company, Inc.  (the “Issuer”). All references herein to share amounts and percentages give effect to the one for seven reverse split effected by the Issuer on November 15, 2010.  The principal executive office of the Issuer is located at 2070 Central Park Avenue, 2nd Fl, Yonkers, NY 10710.

Item 2. Identity and Background.
(a)	This statement is being filed by Anthony J. Merante.
(b)	The address of the Reporting Person is C/O Brooklyn Cheesecake & Desserts Company, Inc. 2070 Central Park Avenue, 2nd FL, Yonkers, NY 10710.
     (c) The principal occupation of Anthony J. Merante is Certified Public Accountant. Mr. Merante is also the Chairman and CEO of Brooklyn Cheesecake & Desserts Company, Inc. The principle address of both companies is 2070 Central Park Avenue, 2nd FL, Yonkers, NY 10710.
     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.
     (e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Merante is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.
    On April 29, 2010, Brooklyn Cheesecake & Desserts Company, Inc. (the "Issuer") entered into a Debt Conversion Agreement with Anthony Merante, the Issuer's current Chairman and CEO, pursuant to which the Issuer issued to Mr. Merante 136,551 shares of its common stock in exchange for the cancellation of $119,482 of indebtedness owed by the Issuer to Mr. Merante.

Item 4. Purpose of Transaction.
     The purpose of this Schedule 13D is to report the transaction described in Item 3 above. At this time, the Reporting Persons has no definitive present plans or proposals which will relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer,(e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.
     Additionally, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider the matters described in Items (a) — (j) of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

SCHEDULE 13D

CUSIP No. 114003304	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.
(a)
As a result of the Debit Conversion Agreement described in Item 3 above, the Reporting Person beneficially owns 145,103 shares of the Common Stock, $.025 par value, of the Issuer. Such shares constitute approximately 12.74% of the issued and outstanding shares of Brooklyn Cheesecake & Desserts Company, Inc. based on 1,139,284 shares of the Issuer’s common stock outstanding as of April 29, 2010.

(b)	The Reporting Person has the sole power to vote and dispose of the stock reported pursuant to paragraph (a).

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as described above and under Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.
Exhibits
1
Debt Conversion Agreement dated as of April 29, 2010, by and between Brooklyn Cheesecake and Desserts Company, Inc. and Anthony Merante (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Brooklyn Cheesecake and Desserts Company, Inc. on May 5, 2010).

 SCHEDULE 13D

CUSIP No. 114003304	Page 5 of 5 Pages

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 21, 2011

By:	Anthony J. Merante

By:	/s/ Anthony J. Merante
Name: Anthony J. Merante
Title: Self